UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report June 17, 2026

INTELITHRIVE, INC.

(Exact name of issuer as specified in its charter)

WY	87-2595116
State of incorporation or organization	(I.R.S. Employer Identification No.)

7306 Skyview Ave.

New Port Richey, FL 34653

(727)-656-7967

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Shares

Item 7. Departure of Certain Officers

Mr. Paul Ogorek resigned from his positions as Chief Executive Officer, President, Secretary, Treasurer, and Director of Intelithrive, Inc. (the “Company”) on June 15, 2026. The resignation concerns several matters in particular an ongoing dispute with the Company's majority shareholder regarding matters affecting the governance and operations of the Company, specifically in a dispute relating to certain shares that Mr. Ogorek transferred to Newton Companies based on contractual arrangements and understandings that, in Mr. Ogorek’s view, have not been fulfilled or performed as agreed. The total shares transferred equaled 5,880,000 shares representing approximately 57.42% of the company. Additionally, 10,000,000 series A preferred shares were transferred to Newton Companies as part of the proposed restructuring that, Mr. Ogorek feels had not been fulfilled.

Mr. Sam Becherer resigned from all positions including any officer, executive, management, and director positions with Intelithrive, Inc. (the “Company”) on June 15, 2026. My decision to resign results from ongoing disputes and irreconcilable differences with the Company's majority shareholder regarding the governance, direction, and management of the Company. Despite efforts to address these concerns constructively, I no longer believe I can effectively fulfill my responsibilities or continue serving in a manner consistent with my professional judgment and fiduciary obligations.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Signature and Title)

Date 6/17/2026

EXHIBIT A: Resignation Letter Paul Ogorek

EXHIBIT B: Resignation Letter Sam Becherer